U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
                            FORM 3/A
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person  Kellogg, Peter R.
                                   c/o Spear, Leeds & Kellogg
                                   120 Broadway
                                   New York, New York 10271
2.  Date of Event Requiring Statement   December 18, 2000
3.  IRS or Social Security Number of Reporting Person (Voluntary)
4.  Issuer Name and Ticker or Trading Symbol: Centerspan
                                      Communications Corp.
                                      ("CSCC")
5.  Relationship of Reporting Person to Issuer (Check all
applicable)
                    ___ Director      10% Owner
                    ___ Officer         ___ Other
                         (give title below)  (specify below)
6.  If Amendment, Date of Original      (Month/Day/Year)
Table I - Non-Derivative Securities Beneficially Owned
1.   Title of Security (Instr. 4):  Common Stock
2.   Amount of Securities Beneficially Owned (Instr. 4)
   1,213,186
3.   Ownership Form: Direct (D)or Indirect (I) (Instr. 5) I
4.   Nature of Indirect Beneficial Ownership (Instr. 5)   (1)
   (2)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls,  warrants, options, convertible
                       securities)
1.   Title of Derivative Security (Instr. 4)
   ___________
2.   Date Exercisable and Expiration Date (Month/Day/Year)
   ___________
3.   Title and Amount of Securities Underlying
                    Derivative Security (Instr. 4)
                    ___________
4.  Conversion or Exercise Price of Derivative Security
___________
5.  Ownership Form of Derivative Security:
    Direct (D) or Indirect (I) (Instr. 5)
___________
6.  Nature of Indirect Beneficial Ownership (Instr. 5)
___________
Explanation of Responses:
1. IAT Reinsurance Syndicate Ltd, a Bermuda Corporation of which Mr. Kellogg is sole holder of voting stock. 273,853 of these shares are restricted.
2. Mr. Kellogg disclaims beneficial ownership of these shares. **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


__Peter R. Kellogg_______________                      December
28, 2000
**Signature of Reporting Person                        Date